Exhibit 99.4

Level 12, Suite 1202
65 Berry Street	Telephone 612 9902 6002
North Sydney NSW 2060	Facsimile: 612 9902 6006
Australia P.O. Box 651	info@simsmm.com
Botany NSW 1455	www.simsmm.com
19 November 2010
Company Announcements Office
Australian Securities Exchange Ltd
Level 6
20 Bridge Street
Sydney NSW 2000
Dear Sir/Madam,
Results of 2010 Annual General Meeting
Sims Metal Management Limited
In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise details of the resolutions and the proxies received in respect of each resolution as set out in the attached proxy summary.
Yours faithfully
Frank Moratti
Group General Counsel and Company Secretary
Sims Metal Management Limited
ABN 69 114 838 630